UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM T-3/A

(Amendment No. 1)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

EnQuest PLC

(Name of applicant)

5th Floor, Cunard House, 15 Regent Street, London SW1Y 4LR, United Kingdom

(Address of principal executive offices)

Securities to be Issued Under the Indenture to be Qualified

Title of Class	Amount
7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (the “New High Yield Notes”)

Aggregate principal amount currently expected to be $650 million plus any interest due but not paid on the High Yield Notes (as defined herein) on the date of issue of the New High Yield Notes (plus the amount of any additional New High Yield Notes issued in lieu of payment of interest thereon)

Approximate date of proposed public offering:

Upon effectiveness of the Company’s planned scheme of arrangement (the “Effective Date”), presently anticipated to be on or about 17 November 2016

Name and address of agent for service:

C T Corporation System

111 Eighth Avenue

New York, NY 10011

United States of America

With a copy to:

Kate Christ EnQuest PLC 5th Floor, Cunard House 15 Regent Street London SW1Y 4LR United Kingdom	Giles Boothman Ashurst LLP Broadwalk House 5 Appold Street London EC2A 2HA United Kingdom

EnQuest PLC (the “Company”) hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application for qualification or (ii) such earlier date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Company.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) to Application for Qualification of Indentures on Form T-3, which amends the Application for Qualification of Indentures on Form T-3 (File No. 022-29030) originally filed by EnQuest PLC (the “Company”) with the Securities and Exchange Commission (the “Commission”) on October 24th, 2016 (the “Initial Application”), is being filed to (i) attach certain additional exhibits and (ii) amend and restate the Index to Exhibits.

This Amendment is not intended to amend or delete any other part of the Initial Application. All other information in the Initial Application is unchanged and has been omiited from this Amendment. Unless indicated otherwise, capitalized terms used below and not defined herein have the meanings given to them in the Initial Application.

Contents of application for qualification. This application for qualification comprises —

(a)             Pages numbered 1 to 15, consecutively.**

(b)             The statement of eligibility and qualification on Form T-1 of Deutsche Bank Trust Company Americas under the indenture to be qualified (included as Exhibit T3G hereto).**

(c)              The following exhibits in addition to those filed as a part of the Form T-1 statement of eligibility and qualification of the Trustee.

Exhibit Number	Description
Exhibit T3A.1	The Articles of Association of EnQuest PLC as in effect on the date hereof**

Exhibit T3A.2	The Memorandum of Association of EnQuest Britan Limited as in effect on the date hereof*

Exhibit T3A.3	The Memorandum of Association of EnQuest ENS Limited as in effect on the date hereof*

Exhibit T3A.4	The Memorandum of Association of EnQuest Heather Limited as in effect on the date hereof*

Exhibit T3A.5	The Articles of Association of EnQuest Heather Leasing Limited as in effect on the date hereof*

Exhibit T3A.6	The Articles of Association of EnQuest Global Limited as in effect on the date hereof*

Exhibit T3A.7	The Articles of Association of EnQuest NWO Limited as in effect on the date hereof*

Exhibit T3A.8	The Articles of Association of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) as in effect on the date hereof*

Exhibit T3B.1	Not applicable. Under the Companies Act, the Articles of Association of EnQuest PLC filed under T3A.1 contain the equivalent of both the charter and the by-laws of EnQuest PLC.

Exhibit T3B.2	The Articles of Association of EnQuest Britan Limited as in effect on the date hereof*

Exhibit T3B.3	The Articles of Association of EnQuest ENS Limited as in effect on the date hereof*

Exhibit T3B.4	The Articles of Association of EnQuest Heather Limited as in effect on the date hereof*

Exhibit T3A.5

Not applicable. Under the Companies Act, the Articles of Association of EnQuest Heather Leasing Limited filed under T3A.5 contain the equivalent of both the charter and the by-laws of EnQuest Heather Leasing Limited.

Exhibit T3A.6

Not applicable. Under the Companies Act, the Articles of Association of of EnQuest Global Limited filed under T3A.6 contain the equivalent of both the charter and the by-laws of of EnQuest Global Limited.

Exhibit T3A.7	Not applicable. Under the Companies Act, the Articles of Association of of EnQuest NWO Limited filed under T3A.7 contain the equivalent of both the charter and the by-laws of of EnQuest NWO Limited.

Exhibit T3A.8

Not applicable. Under the Companies Act, the Articles of Association of of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) filed under T3A.8 contain the equivalent of both the charter and the by-laws of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited).

Exhibit T3C	Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (included as part of Exhibit T3E.1)**

Exhibit T3D	Findings of the Court***

Exhibit T3E.1	Scheme Document**

Exhibit T3E.2	Practice Statement Letter**

Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C)**

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1**

*	Filed herewith.
**	Filed previously with the Form T-3 filed on October 24th, 2016.
***	To be filed by amendment

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, EnQuest PLC, a public limited company organized and existing under the laws of England and Wales, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 26th day of October, 2016.

ENQUEST PLC

		By:	/s/ Jonathan Swinney
Jonathan Swinney
Chief Financial Officer

Attest:	/s/ Stefan Ricketts
Stefan Ricketts
Company Secretary

SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the Guarantors, companies limited by shares organized and existing under the laws of England and Wales, have duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of London, United Kingdom, on the 26th day of October, 2016.

ENQUEST BRITAIN LIMITED,
ENQUEST ENS LIMITED,
ENQUEST HEATHER LIMITED,
ENQUEST HEATHER LEASING LIMITED,
ENQUEST GLOBAL LIMITED,
ENQUEST NWO LIMITED,
EQ PETROLEUM SABAH LIMITED

		By:	/s/ Stefan Ricketts
Stefan Ricketts
Director
Attest:	/s/ Kathryn Christ
Kathryn Christ
Company Secretary

Exhibit Index

Exhibit Number	Description
Exhibit T3A.1	The Articles of Association of EnQuest PLC as in effect on the date hereof**

Exhibit T3A.2	The Memorandum of Association of EnQuest Britan Limited as in effect on the date hereof*

Exhibit T3A.3	The Memorandum of Association of EnQuest ENS Limited as in effect on the date hereof*

Exhibit T3A.4	The Memorandum of Association of EnQuest Heather Limited as in effect on the date hereof*

Exhibit T3A.5	The Articles of Association of EnQuest Heather Leasing Limited as in effect on the date hereof*

Exhibit T3A.6	The Articles of Association of EnQuest Global Limited as in effect on the date hereof*

Exhibit T3A.7	The Articles of Association of EnQuest NWO Limited as in effect on the date hereof*

Exhibit T3A.8	The Articles of Association of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) as in effect on the date hereof*

Exhibit T3B.1	Not applicable. Under the Companies Act, the Articles of Association of EnQuest PLC filed under T3A.1 contain the equivalent of both the charter and the by-laws of EnQuest PLC.

Exhibit T3B.2	The Articles of Association of EnQuest Britan Limited as in effect on the date hereof*

Exhibit T3B.3	The Articles of Association of EnQuest ENS Limited as in effect on the date hereof*

Exhibit T3B.4	The Articles of Association of EnQuest Heather Limited as in effect on the date hereof*

Exhibit T3A.5

Not applicable. Under the Companies Act, the Articles of Association of EnQuest Heather Leasing Limited filed under T3A.5 contain the equivalent of both the charter and the by-laws of EnQuest Heather Leasing Limited.

Exhibit T3A.6

Not applicable. Under the Companies Act, the Articles of Association of of EnQuest Global Limited filed under T3A.6 contain the equivalent of both the charter and the by-laws of of EnQuest Global Limited.

Exhibit T3A.7	Not applicable. Under the Companies Act, the Articles of Association of of EnQuest NWO Limited filed under T3A.7 contain the equivalent of both the charter and the by-laws of of EnQuest NWO Limited.

Exhibit T3A.8

Not applicable. Under the Companies Act, the Articles of Association of of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited) filed under T3A.8 contain the equivalent of both the charter and the by-laws of NIO Petroleum (Sabah) Limited (now named EQ Petroleum Sabah Limited).

Exhibit T3C	Form of Indenture between EnQuest PLC and Deutsche Bank Trust Company Americas for the 7% PIK Toggle Senior Notes with a scheduled maturity in 2022 (included as part of Exhibit T3E.1)**

Exhibit T3D*	Findings of the Court***

Exhibit T3E.1	Scheme Document**

Exhibit T3E.2	Practice Statement Letter**

Exhibit T3F	Trust Indenture Act Cross-Reference Table (included as part of Exhibit T3C)**

Exhibit T3G	Statement of Eligibility and Qualification of the Trustee on Form T-1**